SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2009

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 000-23971

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Citizens South Bank Employees’ Savings & Profit Sharing Plan and Trust

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Citizens South Banking Corporation
519 South New Hope Road
Gastonia, North Carolina 28054-4040

CITIZENS SOUTH BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING
PLAN AND TRUST

Financial Statements

As of December 31, 2009

CITIZENS SOUTH BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING
PLAN AND TRUST

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

[LETTERHEAD OF CHERRY BEKAERT & HOLLAND]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Participants and Administrator of the
Citizens South Bank Employees’ Savings & Profit Sharing Plan
Gastonia, North Carolina

We have audited the accompanying statements of Net Assets Available for Benefits of the Citizens South Bank Employees’ Savings & Profit Sharing Plan (the Plan) as of December 31, 2009 and 2008 and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the financial statements of the Plan based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements of the Plan, referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Cherry Bekaert & Holland, L.L.P.

Gastonia, North Carolina
June 28 2010

CITIZENS SOUTH BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING
PLAN AND TRUST

Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
Assets
Investments:
Investments, at fair value	$5,601,433	$5,451,281
Participant loans	194,413	124,421

Total investments, at fair value	5,795,846	5,575,702

Cash	79	(1,643)

Receivables:
Participants' contributions	15,233	20,397
Employer contributions	—	6,750
Securities sold	2,041	2,143
Other receivables	—	84

Total receivables	17,274	29,374

Total Assets	5,813,199	5,603,433

Liabilities
Securities purchased and adminstrative expenses	79	16,963

Total Liabilities	79	16,963

Net assets available for benefits	$5,813,120	$5,586,470

See notes to financial statements

CITIZENS SOUTH BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING
PLAN AND TRUST

Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2009

2009

Receipts:
Contributions:
Employer contributions	$25,906
Participant contributions	394,351
Total contributions	420,257

Investment activity:
Interest and dividends	35,908
Net depreciation in fair value of investments	(32,145)
Miscellaneous	1,861
Total investment income	5,624

Disbursements:
Benefits paid directly to participants	176,038
Administrative expenses	22,774
Miscellaneous	419
Total disbursements	199,231

Net increase in net assets available for benefits	226,650
Net assets available for benefits - beginning of year	5,586,470
Net assets available for benefits - end of year	$5,813,120

See notes to financial statements

CITIZENS SOUTH BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING
PLAN AND TRUST

Notes to Financial Statements
December 31, 2009

Note 1 – Description of Plan

The following description of the Citizens South Bank Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan that covers all full-time employees of Citizens South Bank (the “Company”) who have completed three months of service and have attained the age of 18 years.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  On February 23, 2009, the Company’s Board of Directors approved changing the Trustee of the Citizens South Bank Employees’ Savings and Profit Sharing Plan and Trust from Bank of New York / Mellon to Reliance Trust Company effective April 1, 2009.

Contributions - Each year participants may contribute any percentage of pretax annual compensation to the Plan, not to exceed the lesser of 75% of Plan Salary (defined as the employee’s basic salary rate, plus overtime, bonus, and commissions) or the annual maximum contribution as defined by United States Treasury Regulations.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code.  Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Company may make matching contributions equal to a discretionary percentage determined by the Company.  On February 23, 2009, the Board of Directors of Citizens South Bank suspended the employer match to the employee’s 401(k) Plan effective March 1, 2009.  For the period ended March 1, 2009, the Company contributed 50% of the first 6% of Plan Salary that a participant contributed to the Plan.  The Company may also make profit-sharing contributions to the Plan at the discretion of the Company’s Board of Directors.  Profit-sharing contributions are allocated to participants in the same ratio as a participant’s compensation, as defined, bears to the total compensation of all participants.  Profit sharing contributions were not made for 2009.  All contributions are subject to certain limitations.

Participant accounts - Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contributions, and allocations of (a) the Company’s contributions and (b) plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments - Participants direct the investment of their contributions into up to 20 various investment options offered by the Plan.  Company contributions are automatically invested in the same investment options directed for the investment of the employee contributions.  If no investment direction is given, all contributions from participants and the Company are invested in the Short Term Investment Fund (Money Market Fund), which is one of the Plan’s bond/fixed income funds.  The Plan currently offers four target retirement funds, seven stock funds, five bond/fixed income funds, three asset allocation funds, and the Citizens South Banking

CITIZENS SOUTH BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING
PLAN AND TRUST

Notes to Financial Statements
December 31, 2009

Note 1 – Description of Plan (continued)

Investments (continued)

Corporation (CSBC) Employer Stock Fund as investment options for participants.  The CSBC Employer Stock Fund is managed by Reliance Trust Company, as Trustee and previously Bank of New York Mellon.  Reliance Trust Company and Bank of New York Mellon were the trustees as defined by the Plan.  State Street Global Advisors is the investment manager for all other funds and is the provider of benchmark index returns.  Participants may change or transfer their investment options at any time via telephone or the internet or by written request via fax or mail.  The Economic Growth and Tax Relief Reconciliation Act of 2001 was adopted by the Plan effective September 1, 2009.

Vesting - Participants are immediately vested in their voluntary contributions to the Plan, plus investment earnings thereon.  Vesting in the Company matching and discretionary profit sharing contributions of their accounts is based on years of continuous service.  A participant is fully vested after three years of service (cliff vesting) or upon death, approved disability, or attainment of age 65 while employed with the Company.  Any years of employment prior to attaining the age of 18 are excluded for vesting purposes.  Employment with previously acquired companies is included for the purpose of vesting.

Participant loans - Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of a maximum of $50,000 or 50 percent of their vested account balance, reduced by the highest outstanding loan balance(s) from the Plan during the preceding 12 months.  The loans are secured by the balances in the participant’s accounts and bear interest at the Barron’s Prime Rate plus 1%, fixed on the date of the disbursement of the loan, which is deemed to be based upon prevailing interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances.  Pentegra Retirement Services, Inc. collects from the participant a $50.00 origination fee and a $40.00 annual administration fee that are subtracted from the participant’s account.  Principal and interest are paid ratably through semi-monthly payroll deductions and credited to the loan account monthly.

Payment of benefits - Upon termination of service and upon application, a participant will receive a lump-sum distribution equal to the value of the participant’s vested interest in his or her account.  If no such request is made, distribution is made at normal retirement age.

Forfeitures - At December 31, 2009 and 2008, forfeited non-vested accounts derived from employer contributions were $3,321 and $9,980, respectively.  Forfeited non-vested accounts derived from employer matching contributions accounts may be used to reduce future employer matching contributions or may be allocated to participants as profit sharing contributions.  Forfeited non-vested accounts derived from the Company’s profit sharing contributions may be added to any Company profit-sharing contributions or allocated to participants as additional profit sharing contributions.  Forfeited contributions are allocated to participants in the same ratio as a participant’s compensation bears to the total compensation of all participants.  During 2009, $8,287 of forfeited non-vested accounts derived from employer contributions were allocated to participants.

CITIZENS SOUTH BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING
PLAN AND TRUST

Notes to Financial Statements
December 31, 2009

Note 2 – Summary of significant accounting policies and activities

Basis of accounting - The Plan’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of estimates - The preparation of financial statements in conformity with GAAP requires the plan administrator and plan sponsor to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

Investment valuation and income recognition - The Plan’s investments are stated at fair value in accordance with GAAP as detailed in Note 3 – Fair Value Measurements.  Fair market value is defined as the exchange price that would be received for an asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value.

GAAP describes three levels of inputs that may be used to measure fair value:

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 – Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds - These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is generally a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Collective Investment Trusts - These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is generally classified within level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

CITIZENS SOUTH BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING
PLAN AND TRUST

Notes to Financial Statements
December 31, 2009

Note 2 – Summary of significant accounting policies and activities (continued)

Investment value and income recognition (continued)

Citizens South Banking Corporation Common Stock – During 2008, Citizens South Banking Corporation (CSBC) common stock was valued at the closing price reported on the NASDAQ Global Market and was classified within level 1 of the valuation hierarchy.  During 2009, in conjunction with the change in trustees, the common shares were transferred into a CSBC Employer Stock Fund.  The fund consists principally of common stock of CSBC, and accordingly, has been included within level 1 of the valuation hierarchy.

Money Market Funds - These investments are public investment vehicles valued using $1 for the NAV. The money market funds are classified within level 2 of the valuation hierarchy.

Loans to Participants - Loans to plan participants are valued at remaining principal plus accrued interest, which approximates fair value and are classified within level 3 of the valuation hierarchy.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Risks and Uncertainties - The Plan utilizes various investment securities including, mutual funds and corporate stocks.  Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Administrative expenses - Except for certain third party administration fees, which are paid by the Company, all other administrative expenses are paid by the Plan.

Benefit payments - Benefit payments to participants are recorded upon distribution.

CITIZENS SOUTH BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING
PLAN AND TRUST

Notes to Financial Statements
December 31, 2009

Note 3 - Fair Value Measurements

The Plan’s financial instruments carried at fair value are classified by the following fair value hierarchy levels as of December 31, 2009 and 2008:

	As of December 31, 2009
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:
Mutual funds	$22,980	$—	$—	$22,980
Collective investment trusts	—	3,399,756	—	3,399,756
Common stock – Citizens South Banking Corporation	1,865,670	—	—	1,865,670
Interest bearing cash funds	—	313,027	—	313,027
Loans to participants	—	—	194,413	194,413
Total assets	$1,888,650	$3,712,783	$194,413	$5,795,846

	As of December 31, 2008
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:
Mutual funds	$16,304	$—	$—	$16,304
Collective investment trusts	—	2,526,483	—	2,526,483
Common stock – Citizens South Banking Corporation	2,107,935	—	—	2,107,935
Interest bearing cash funds	—	800,559	—	800,559
Loans to participants	—	—	124,421	124,421
Total assets	$2,124,239	$3,327,042	$124,421	$5,575,702

CITIZENS SOUTH BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING
PLAN AND TRUST

Notes to Financial Statements
December 31, 2009

Note 3 - Fair Value Measurements (continued)

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investment assets and liabilities for the year ended December 31, 2009 and 2008:

	As of December 31, 2009
	Beginning Fair Value	Items Included in Net Income	Gains (Losses) in OCI	Sales, Issuances, Maturities, Settlements, Calls, Net	Transfers In or Out of Level 3, Net	Ending Fair Value
Loans to participants	124,421	—	—	69,992	—	194,413
Total	$124,421	$—	$—	$69,992	$—	$194,413

	As of December 31, 2008
	Beginning Fair Value	Items Included in Net Income	Gains (Losses) in OCI	Sales, Issuances, Maturities, Settlements, Calls, Net	Transfers In or Out of Level 3, Net	Ending Fair Value
Loans to participants	160,884	—	—	(30,463)	—	124,421
Total	$160,884	$—	$—	$(30,463)	$—	$124,421

Note 4 – Investments

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008, are as follows:

	2009	2008
Citizens South Banking Corporation Common Stock, 144,399 units and 351,909 shares, respectively	$1,865,670	$2,107,935
Pentegra Retirement Services Stable Value Fund, 71,985 and 49,157 units, respectively	842,149	559,551
State Street Global Advisors S&P 500 Stock Fund, 1,858 and 1,699 units, respectively	421,183	304,109
State Street Global Advisors Midcap Stock Fund, 18,414 and 14,991 units, respectively	491,416	291,331
State Street Global Advisors Short Term Investment Fund, 313,027 and 646,138 units, respectively	313,027	646,138
State Street Government Bond Fund, 25,694 and 31,803 units, respectively	325,751	461,309

CITIZENS SOUTH BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING
PLAN AND TRUST

Notes to Financial Statements
December 31, 2009

Note 4 – Investments (continued)

During the year ended December 31, 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Common stock	$(487,482)
Other investments (mutual funds, collective investment trusts, money market funds)	455,337
Net depreciation in fair value of investments	$(32,145)

Note 5 – Exempt party-in-interest transactions

Certain Plan investments are shares of mutual funds, collective investment trusts, and company stock managed by Reliance Trust Company, previously managed by Bank of New York.  Reliance Trust Company and Bank of New York are the trustees as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.   Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2009 and 2008, the Plan held 144,399 units and 351,909 shares, respectively, of the Citizens South Banking Corporation Employer Stock Fund and common stock of Citizens South Banking Corporation, respectively, the parent company of the sponsoring employer, with a cost basis of $2,093,234 and $2,886,114, respectively.  During the year ended December 31, 2009, the Plan recorded dividend income of $30,737 related to this investment.

Note 6 – Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

Note 7 – Federal Income Tax status

Effective January 1, 1998, the Company has adopted, and from time to time has amended, a non-standardized form for a prototype profit sharing plan sponsored by Pentegra Services, Inc.  The prototype plan has received an opinion letter from the Internal Revenue Service dated March 7, 2002, as to the prototype plan’s qualified status.  The prototype plan opinion letter has been relied on by this Plan.  The prototype plan has been amended since receiving the determination letter.  However, the Plan Administrator believes the Plan is designed and is being operated in compliance with the applicable provisions of the Internal Revenue Code and has no income subject to unrelated business income tax.

CITIZENS SOUTH BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING
PLAN AND TRUST

Notes to Financial Statements
December 31, 2009

Note 8 – Reconciliation to Forms 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Forms 5500 for the years ended December 31, 2009 and 2008:

	2009	2008
Net assets available for benefits per the financial statements	$5,813,120	$5,586,470
Less: Contributions receivable not reflected on the Form 5500	15,233	27,147
Net assets available for benefits per the Form 5500	$5,797,887	$5,559,323

The following is a reconciliation of changes in net assets available for benefits per the financial statements to net income per the Form 5500 for the year ended December 31, 2009:

Net change in net assets available for benefits per the financial statements	$226,650
Plus: 2008 Contributions receivable	27,147
Less: 2009 Contributions receivable	(15,233)
Net change in net assets available for benefits per the Form 5500	$238,564

******

CITIZENS SOUTH BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING
PLAN AND TRUST

EIN: 56-0233080
Plan Number: 004

Form 5500 Schedule H, Line 4i
Schedule of Assets Held At End of Year – December 31, 2009

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*	Citizens South Bank	Common Stock - 144,399 units, par value of $0.01	**	$1,865,670
*	Pentegra Retirement Services	Stable Value Fund - 71,985 units	**	842,149
*	State Street Global Advisors	Moderate Strategic Balanced Fund - 14,668 units	**	203,621
*	State Street Global Advisors	Conservative Strategic Balanced Fund - 5,770 units	**	95,198
*	State Street Global Advisors	Aggressive Stratigic Balanced Fund - 11,507 units	**	129,395
*	State Street Global Advisors	Russell 2000 Stock Fund - 8,315 units	**	178,198
*	State Street Global Advisors	S&P 500 Stock Fund - 1,858 units	**	421,183
*	State Street Global Advisors	S&P 500 Growth Stock Fund - 19,744 units	**	213,766
*	State Street Global Advisors	S&P 500 Value Stock Fund - 22,900 units	**	213,357
*	State Street Global Advisors	Midcap Stock Fund - 18,414 units	**	491,416
*	State Street Global Advisors	Nasdaq 100 Stock Fund - 5,478 units	**	63,795
*	State Street Global Advisors	US REIT Index Fund - 3,259 units	**	68,545
*	State Street Global Advisors	International Stock Fund- 8,048 units	**	142,820
*	State Street Global Advisors	Short Term Investment Fund - 313,027 units	**	313,027
*	State Street Global Advisors	Government Bond Fund - 25,694 units	**	325,751
*	State Street Global Advisors	Target Retirement 2025 - 278 units	**	2,865
*	State Street Global Advisors	Target Retirement 2035 - 131 units	**	1,313
*	State Street Global Advisors	Target Retirement 2045 - 625 units	**	6,384
*	State Street Global Advisors	Passive Bond Mutual Fund - 1,113 units	**	22,980
*	Participant loans	Loans, ranging 0-5 years maturity, at interest rates of 4.25% to 10.50%	—	194,413

	Total assets held at end of year		—	$5,795,846

* A party-in-interest transaction as defined by ERISA
** Cost omitted for participant directed investments

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CITIZENS SOUTH BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
Date: June 28, 2010	By: /s/ Paul L. Teem, Jr.
Name: Paul L. Teem, Jr.
Title: Executive Vice President, Secretary and Chief Administrative Officer
Citizens South Bank